UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No. Four )*

                      RUSSEL METALS INC.

                       (Name of Issuer)

                         COMMON SHARES

                (Title of Class of Securities)

                           781903604
                        (CUSIP Number)

                       DECEMBER 31, 1998
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







CUSIP No. 781903604      Schedule 13G              Page 2 of 5

1.     Name of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Mackenzie Financial Corporation

2.     Check the Appropriate Box if a Member of a Group  (a) [ ]
                                               (b) [x]
3.     SEC Use Only

4.     Citizenship or Place of Organization

  Toronto, Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

   4,953,600 Shares

6. Shared Voting Power

   Nil

7. Sole Dispositive Power

   4,953,600 Shares

8. Shared Dispositive Power

   Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   4,953,600 Shares

10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

   N/A

11.     Percent of Class Represented by Amount in Row (9)

   9.7%

12.     Type of Reporting Person (See Instructions)

   IA

Item 1.                  Schedule 13G              Page 3 of 5

    (a) Name of Issuer

        Russel Metals Inc.

    (b) Address of Issuer's Principal Executive Offices

        1900 Minnesota Court
        Suite 210
        Mississauga, ON
        L5N 3C9

Item 2.

    (a) Name of Person Filing

        Mackenzie Financial Corporation

    (b) Address of Principal Business Office or, if none, Residence

        150 Bloor Street West, Suite M111, Toronto, Ontario  M5S 3B5

    (c) Citizenship

        Organized in Toronto, Ontario, Canada

    (d) Title of Class of Securities

        Common Stock

    (e) CUSIP Number

        781903604


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b), or (c) check whether the person filing is a(n):

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
    (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    (e) [X] investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
    (f) [ ] employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
    (g) [ ] parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
    (h) [ ] savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);








                         Schedule 13G              Page 4 of 5

    (i) [ ] church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 4,953,600 .

    (b) Percent of Class: 9.7%.

    (c) Number of shares as to which such person has:

        (i)  Sole power to vote or to direct the vote 4,953,600 .

        (ii) Shared power to vote or to direct the vote NIL .

        (iii) Sole power to dispose or to direct the disposition of 4,953,600 .

        (iv) Shared power to dispose or to direct the disposition of NIL.


Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common stock of Russel Metals Inc., except Industrial Growth Fund, a Canadian mutual fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    N/A

Item 8. Identification and Classification of Members of the Group

    N/A

Item 9. Notice of Dissolution of Group

    N/A










                         Schedule 13G              Page 5 of 5

Item 10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 5, 1999

                                             Date




                                           Signature

                               Harold P. Hands
                               Executive Vice-President, Legal

                                           Name/Title



    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.